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                                                                       EXHIBIT 1




THE ADMINISTRATIVE COMMITTEE
TEXAS REGIONAL BANCSHARES, INC.
  EMPLOYEE STOCK OWNERSHIP PLAN
  (With 401(k) Provisions):


We consent to incorporation by reference in the registration statement on Form S-8 of Texas Regional Bancshares, Inc. (filed under Securities and Exchange Commission File No. 33-39386) of our report dated May 25, 2001, relating to the statements of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedules, which report appears in the December 31, 2000 annual report on Form 11-K of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

/s/ KPMG LLP

Austin, Texas
June 28, 2001